                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934/1/


                              NEUROGEN CORPORATION
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   64124E106
                                   ---------
                                 (CUSIP Number)

                                   Hope Flack
                                    BVF Inc.
                      c/o Grosvenor Capital Management, L.P.
                       333 West Wacker Drive, Suite 1600
                            Chicago, Illinois  60606
                                 (312) 263-7777
                 --------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 22, 1997
                                ----------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

----------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 64124E106                   13D                PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Biotechnology Value Fund, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 5                                                                        [ ]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          441,620
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          441,620

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      441,620

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      3.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 64124E106                   13D                PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BV Partners L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 5                                                                        [ ]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          831,006
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          831,006

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      831,006

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 64124E106                   13D                PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BVF Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 5                                                                        [ ]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          831,006
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          831,006

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      831,006

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA, CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 64124E106                   13D                PAGE 5 OF 8 PAGES
-----------------------                                  ---------------------


ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.025 per share (the "Stock"), of Neurogen Corporation ("Neurogen"). The principle executive office of Neurogen is located at 35 Northeast Industrial Road, Branford, Connecticut 06405.

ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

     (a) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF, L.P."), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and Mark N. Lampert, an individual ("Lampert")(collectively, the "Reporting Persons").

     (b) The business address of BVF, L.P. and Partners is 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

     (c) Partners is the general partner of BVF, L.P., which is an investment limited partnership. BVF Inc. is an investment adviser to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Lampert is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Partners, in its capacity as general partner of BVF, L.P., has purchased on behalf of such

-----------------------                                  ---------------------
  CUSIP NO. 64124E106                   13D                PAGE 6 OF 8 PAGES
-----------------------                                  ---------------------

limited partnership shares of the Stock utilizing funds provided by BVF, L.P. from its working capital pursuant to the terms of its limited partnership agreement with Partners. Partners, in its capacity as investment manager with respect to managed accounts, has purchased on behalf of such managed accounts shares of the Stock utilizing funds under management by Partners pursuant to an investment management agreement between Partners and such managed account.

ITEM 4.   PURPOSE OF TRANSACTION.

     The sole purpose of the acquisitions and dispositions of the Stock reported herein is and was for investment. The Reporting Persons did not at the time of such acquisitions and dispositions of the Stock, and do not presently, have any plan to acquire Neurogen. The Reporting Persons may acquire or dispose of additional shares of the Stock from time to time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVFLP beneficially owns 441,620 shares of the Stock, Partners beneficially owns 831,006 shares of the Stock, and BVF Inc. beneficially owns 831,006 shares of the Stock, approximately 3.1%, 5.8% and 5.8%, respectively, of the aggregate number of shares outstanding as of March 5, 1997.

     (b) BVFLP shares voting and dispositive power over the 441,620 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 831,006 shares of the Stock they beneficially own with, in addition to BVFLP, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is c/o Grosvenor Capital Management, L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past 60 days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

-----------------------                                  ---------------------
  CUSIP NO. 64124E106                   13D                PAGE 7 OF 8 PAGES
-----------------------                                  ---------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Partners is the general partner of BVF, L.P. pursuant to a limited partnership agreement which authorizes Partners, among other things, to invest the funds of BVF, L.P. in the Stock and to vote and dispose of the Stock. Pursuant to such limited partnership agreement, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to investment management agreements with the Accounts, Partners and BVF Inc. have the authority, among other things, to invest funds of the Accounts in the Stock and to vote and dispose of the Stock. Pursuant to such agreements, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

-----------------------                                  ---------------------
  CUSIP NO. 64124E106                   13D                PAGE 8 OF 8 PAGES
-----------------------                                  ---------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 1997

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ MARK N. LAMPERT
                    ---------------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ MARK N. LAMPERT
               -------------------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ MARK N. LAMPERT
          -------------------------------------
          Mark N. Lampert
          President

                                   EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING
                        --------------------------------


     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  March 5, 1997

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ MARK N. LAMPERT
                    -------------------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ MARK N. LAMPERT
               -----------------------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ MARK N. LAMPERT
          -------------------------------------
          Mark N. Lampert
          President

                                   EXHIBIT B

               TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
               --------------------------------------------------
                            DURING THE LAST 60 DAYS
                            -----------------------

 Settlement                For the                   Price Per    Type of
 ----------                -------                   ---------    -------
   Date        By         Account of     Quantity      Share       Trade         Broker
   ----        --         ----------     --------      -----       -----         ------
----------------------------------------------------------------------------------------
   1/13/97   Partners      BVF, L.P.      14,500      22.1370      Sale           GROW
----------------------------------------------------------------------------------------
   1/13/97   Partners      ILL10          27,000      22.1370      Sale           GROW
----------------------------------------------------------------------------------------
   1/13/97   Partners      Palamundo       5,000      22.1370      Sale           GROW
----------------------------------------------------------------------------------------
   1/13/97   Partners      ZPG             3,500      22.1370      Sale           GROW
----------------------------------------------------------------------------------------
   1/15/97   Partners      BVF, Ltd.      35,500      21.0625      Purchase       GROW
----------------------------------------------------------------------------------------
   1/15/97   Partners      ZPG             5,000      21.0625      Purchase       GROW
----------------------------------------------------------------------------------------
   1/15/97   Partners      Palamundo       7,000      21.0625      Purchase       GROW
----------------------------------------------------------------------------------------
   1/15/97   Partners      ILL10          10,000      21.0625      Purchase       GROW
----------------------------------------------------------------------------------------
   1/15/97   Partners      BVF, L.P.      42,500      21.0625      Purchase       GROW
----------------------------------------------------------------------------------------
   1/22/97   Partners      BVF, L.P.      10,000      18.7500      Purchase       MIST
----------------------------------------------------------------------------------------
   1/23/97   Partners      BVF, L.P.      10,000      18.6250      Purchase       GROW
----------------------------------------------------------------------------------------
   1/23/97   Partners      BVF, L.P.      10,000      18.6875      Purchase       MIST
----------------------------------------------------------------------------------------
   2/10/97   Partners      BVF, L.P.       2,000      19.3125      Purchase       MIST
----------------------------------------------------------------------------------------
   2/18/97   Partners      BVF, L.P.       1,000      19.3750      Purchase       MIST
----------------------------------------------------------------------------------------
   2/20/97   Partners      BVF, L.P.       3,000      19.3750      Purchase       MIST
----------------------------------------------------------------------------------------
   2/24/97   Partners      BVF, L.P.       6,000      19.5000      Purchase       MIST
----------------------------------------------------------------------------------------
   2/25/97   Partners      BVF, L.P.       4,000      19.5000      Purchase       MIST
----------------------------------------------------------------------------------------
   3/03/97   Partners      BVF, L.P.       4,500      18.0420      Purchase       GROW
----------------------------------------------------------------------------------------
   3/03/97   Partners      ZPG             3,000      18.0420      Purchase       GROW
----------------------------------------------------------------------------------------
   3/04/97   Partners      BVF, Ltd.       4,000      17.8000      Purchase       GROW
----------------------------------------------------------------------------------------
   3/04/97   Partners      ZPG             4,000      17.8000      Purchase       GROW
----------------------------------------------------------------------------------------
   3/04/97   Partners      BVF, L.P.      42,000      17.8000      Purchase       GROW
----------------------------------------------------------------------------------------
   3/05/97   Partners      BVF, L.P.      14,000      17.0150      Purchase       GROW
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
   3/05/97   Partners      ILL10           5,000      17.0150      Purchase       GROW
----------------------------------------------------------------------------------------
   3/05/97   Partners      BVF, Ltd.       5,000      17.0150      Purchase       GROW
----------------------------------------------------------------------------------------

MIST  = Mr. Stock Inc.
GROW  = Pacific Growth Inc.
RSSF  = Robertson Stephens & Co.